UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period January 1, 2001 through March 31, 2001.


                             Respectfully submitted,



                             By: /s/Alfred C. Bereche
                             ------------------------
                                 Alfred C. Bereche
                                    Senior Counsel

Dated: May 30, 2001

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                          QUARTER ENDED MARCH 31, 2001


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

           (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                     Answer:

                                                                                       Average                 Average
                                                                                    Market Price           Issuance Price
                                                                                       for the                 for the
                                                         Shares Issued                 Quarter                 Quarter
                                                         -------------------------------------------------------------
Employee Discount Stock Purchase Plan                          12,029                 $39.30                   $36.40
Dividend Reinvestment Plan                                    191,333                 $37.85                   $37.85
401k                                                          407,098                 $38.30                   $38.30
Employee Stock Options/Restricted Stock                       278,058                 $38.44                   $22.80
Total                                                         888,518                     --                       --
                                                         -------------------------------------------------------------

           (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

               Answer: A total of 2,254,850 options to purchase shares of common stock were granted to eligible individuals during the quarter under the Company's Long-Term Performance Compensation Plan.

           (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

               Answer: None

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

               Answer: Increases in the amount of certain existing guarantees by KeySpan Corporation were issued as follows:

                                                                 Incremental             Total
      Beneficiary                         Purpose                   Amount               Amount                 Terms
      -----------                         -------                   ------               ------                 -----
KeySpan Energy                      Supports purchase             $30,000,000           $50,000,000          Expires- Dec.
Services                            of natural gas and                                                       31, 2001
                                    other fuel.                                                              Fee - 7 basis
                                                                                                             pts/month

Northeast Gas Markets,              Supports the                  $18,000,000           $24,000,000          Expires- Oct.
LLC                                 exchange of gas in                                                       21, 2002
                                    the spot market.                                                         Fee - 7 basis
                                                                                                             pts/month

           (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer:

KeySpan Gas East Corporation Long-Term Debt

                 Principal ($000)             Coupon            Maturity
                 ----------------             ------            --------
                      125,000                 6.90%             1/15/08

Preferred Stock
No issuance of preferred stock during this period.

           (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer:  None

           (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer:  None

           (h)       The market-to-book ratio of KeySpan's common stock.

                     Answer: 1.73:1.00

          (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer:  None

          (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                    Answer:  KeySpan Gas East  Corporation  Form U-6B-2 filed on
               February 1, 2001.

          (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

KeySpan Commercial Paper Issuances
                       Aggregate                 Outstanding                                  Average
                        Monthly                    at Month              Average              Maturity
                    Issuance $(000)               End ($000)              Yield               (# days)
                    ---------------               ----------              -----               --------
January                  954,073                  1,181,803               6.59%                 70.2
February               1,258,200                  1,263,703               5.80%                 49.6
March                  1,106,682                  1,139,850               5.42%                 42.2

          (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer: None

           (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: KeySpan's consolidated balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the quarter.

           (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

           (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

           (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.

                                                                                                                         APPENDIX A
                                                                                                                         ----------


Capital Structure at 3/31/01
                                                   Consolidated                                               Essex Gas
                                                                    Percent of                                            Percent of
                                      Thousands of Dollars            Total                    Thousands of Dollars            Total
                                  ------------------------------- --------------           -----------------------------------------
Common Stock                                          2,990,261           40.24%                          41,399             23.13%
Retained Earnings                                       642,975            8.65%                           5,249              2.93%
Other Comprehensive Income                              (8,531)          (0.11%)                               -              0.00%
Treasury Stock                                        (625,617)          (8.42%)                               -              0.00%
                                  ------------------------------- --------------           --------------------- ------------------
Total Common Equity                                   2,999,088           40.36%                          46,648             26.07%
Preferred Stock                                          84,205            1.13%                               -              0.00%
Long-term Debt                                        4,346,962           58.50%                          18,316             10.23%
Intercompany Long term Debt                                   -            0.00%                         114,000             63.70%
                                  ---------------------------------------------            -----------------------------------------
Total Capitalization                                  7,430,255          100.00%                         178,964            100.00%
                                  =============================== ==============           ===================== ==================


                                                     KeySpan Generation                                EnergyNorth Natural Gas
                                                                    Percent of                                            Percent of
                                      Thousands of Dollars            Total                    Thousands of Dollars            Total
                                  ------------------------------- --------------           -----------------------------------------
Common Stock                                            192,064           37.15%                        117,558             48.10%
Retained Earnings                                         4,974            0.96%                          6,036              2.47%
Other Comprehensive Income                                    -            0.00%                              -              0.00%
Treasury Stock                                                -            0.00%                              -              0.00%
                                  ------------------------------- --------------           -------------------- ------------------
Total Common Equity                                     197,038           38.11%                        123,594             50.57%
Preferred Stock                                                            0.00%                              -              0.00%
Long-term Debt                                           41,125            7.95%                         40,824             16.70%
Intercompany Long term Debt                             278,866           53.94%                         80,000             32.73%
                                  ----------------------------------------------           -----------------------------------------
Total Capitalization                                    517,029          100.00%                        244,418            100.00%
                                  =============================== ==============           ==================== ==================


                                                   Colonial Gas                                              Boston Gas
                                                                    Percent of                                            Percent of
                                      Thousands of Dollars            Total                    Thousands of Dollars            Total
                                  ------------------------------- --------------           -----------------------------------------
Common Stock                                            203,558           34.30%                         425,794             32.81%
Retained Earnings                                        19,330            3.26%                          31,506              2.43%
Other Comprehensive Income                                    -            0.00%                               -              0.00%
Treasury Stock                                                -            0.00%                               -              0.00%
                                  ------------------------------- --------------           --------------------- ------------------
Total Common Equity                                     222,888           37.55%                         457,300             35.23%
Preferred Stock                                               -            0.00%                          16,747              1.29%
Long-term Debt                                          120,621           20.32%                         223,838             17.25%
Intercompany Long term Debt                             250,000           42.12%                         600,000             46.23%
                                  ----------------------------------------------           -----------------------------------------
Total Capitalization                                    593,509          100.00%                       1,297,885            100.00%
                                  =============================== ==============           ===================== ==================


                                         KeySpan Energy Delivery New York                        KeySpan Energy Delivery Long Island
                                                                    Percent of                                            Percent of
                                      Thousands of Dollars            Total                    Thousands of Dollars            Total
                                  ------------------------------- --------------           -----------------------------------------
Common Stock                                            468,747           28.97%                        532,862             41.04%
Retained Earnings                                       503,189           31.10%                         64,528              4.97%
Other Comprehensive Income                                    -            0.00%                              -              0.00%
Treasury Stock                                                -            0.00%                              -              0.00%
                                  ------------------------------- --------------           -------------------- ------------------
Total Common Equity                                     971,936           60.07%                        597,390             46.01%
Preferred Stock                                               -            0.00%                              -              0.00%
Long-term Debt                                          645,938           39.93%                        525,000             40.44%
Intercompany Long term Debt                                   -            0.00%                        175,904             13.55%
                                  ----------------------------------------------           -----------------------------------------
Total Capitalization                                  1,617,874          100.00%                      1,298,294            100.00%
                                  =============================== ==============           ==================== ==================



                                                                                                                          APPENDIX B
                                                                                                                          ----------


Retained Earnings Analysis - 3/31/01
                                                                                     KeySpan Energy                 KeySpan Energy
                                                     Consolidated                   Delivery New York           Delivery Long Island

                                                     Thousands of                             Thousands of             Thousands of
                                                       Dollars                                     Dollars                  Dollars
                                            -----------------------------   -------------------------------------------------------
Retained Earnings at 12/31/00                                     480,639                       414,478                    17,163
Gross Earnings                                                    238,829                        88,711                    47,365
Goodwill Amortizations                                           (13,780)                             -                         -
Common Dividends                                                 (60,963)                             -                         -
Preferred Dividends                                               (1,750)                             -                         -
                                            -----------------------------   ---------------------------   -----------------------
Retained Earnings at 3/31/01                                      642,975                       503,189                    64,528
                                            =============================   ===========================   =======================



                                                EnergyNorth Natural Gas               Boston Gas                   Essex Gas

                                                     Thousands of                             Thousands of             Thousands of
                                                       Dollars                                     Dollars                  Dollars
                                            -----------------------------   -------------------------------------------------------
Retained Earnings at 12/31/00                                       1,768                        11,885                     1,815
Gross Earnings                                                      5,314                        24,743                     4,082
Goodwill Amortizations                                             (1,046)                      (4,848)                      (648)
Common Dividends                                                         -                            -                         -
Preferred Dividends                                                      -                        (274)                         -
                                            -----------------------------   ---------------------------   -----------------------
Retained Earnings at 3/31/01                                        6,036                        31,506                     5,249
                                            =============================   ===========================   =======================


                                                  EnergyNorth Inc.                KeySpan Generation             Eastern Enterprises

                                                             Thousands of                     Thousands of             Thousands of
                                                                  Dollars                          Dollars                  Dollars
                                            -----------------------------   -------------------------------------------------------
Retained Earnings at 12/31/00                                       2,184                          2,503                    18,705
Gross Earnings                                                      5,160                          2,471                    43,466
Goodwill Amortizations                                            (1,046)                              -                    (8,708)
Common Dividends                                                         -                             -                         -
Preferred Dividends                                                      -                             -                      (274)
                                            -----------------------------   ------------------------------  ------------------------
Retained Earnings at 3/31/01                                        6,298                          4,974                    53,190
                                            =============================   ==============================  =======================


                                                                                     KeySpan Energy
                            Colonial Gas Corporation

                                                             Thousands of                     Thousands of
                                                                  Dollars                          Dollars
                                            -----------------------------   ------------------------------
Retained Earnings at 12/31/00                                       6,859                         (89,285)
Gross Earnings                                                     14,850                              130
Goodwill Amortizations                                             (2,379)                               -
Common Dividends                                                         -                               -
Preferred Dividends                                                      -                               -
                                            -----------------------------   ------------------------------
Retained Earnings at 3/31/01                                       19,330                         (89,155)
                                            =============================   ==============================


                                                                                                                          APPENDIX C
                                                                                                                          ----------



Investments in EWGs and FUCOs at 3/31/01

                                                                                                                   Percent of
                                                                                     $ Thousands                  Total Equity
                                                                                   ---------------                -------------
Investment
           Ravenswood                                                                      120,549                        4.02%
           Finsa                                                                             1,375                        0.05%
           Phoenix                                                                          60,237                        2.01%
                                                                                   ---------------                -------------
                                                                                           182,161                        6.07%

           Synthetic Lease Ravenswood                                                      425,000                       14.17%
                                                                                                                  -------------
                                                                                   ---------------
           Total Current Investments                                                       607,161  A                    20.24%
                                                                                   ---------------


Consolidated Retained Earnings                                                             642,975  B

Total Equity                                                                             2,999,088  C


Percentages
           Current Investments to Retained Earnings                                         94.43% A/B
           Current Investments to Total Equity                                              20.24% A/C
           Remaining Authorized Investment                                                 155.70%
           Remaining Authorized Investment - Thousands of Dollars                    1,000,276.50

